UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM 8-A

                      FOR REGISTRATION OF CERTAIN CLASSES
                 OF SECURITIES PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         TRANSFINANCIAL HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)


               State of Incorporation or Organization - Delaware

                  IRS Employer Identification NO. - 46-0278762

                          8245 Nieman Road, Suite 100
                              Lenexa, Kansas 66214

                    (Address of principal executive offices)

       Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class           Name of each exchange on which
          to be so registered              each class is to be registered

    Preferred Stock Purchase Rights       American Stock Exchange


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which the form relates:
                (if applicable)

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)


ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Amendment of Rights Plan


     On March 4, 1999, the Board of Directors of TransFinancial Holdings, Inc. (the "Company") amended and restated the rights agreement dated July 14, 1998. The amendments removed from the Company's rights plan provisions that required the approval of Continuing Directors for certain actions by the Board of Directors and removed references to the Crouse Family and TJS Partners, L.P.

Declaration of Rights Dividend


     On July 14, 1998, the Board of     Directors of TransFinancial Holdings,
Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value per share, of the Company ("Common Stock"). The dividend was payable on July 27, 1998 to stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) a unit consisting of one one-hundredth of a share (a "Unit") of Series A Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a purchase price of $50 per Unit (the "Purchase Price"), subject to adjustment as described below. The description and terms of the Rights were amended by and are set forth in a First Amended and Restated Rights Agreement dated March 4, 1999, (the "Rights Agreement") between the Company and UMB Bank, N.A., as Rights Agent.

     Rights will also be issued with respect to shares of Common Stock issued or transferred by the Company after July 27, 1998 and prior to the Distribution Date, and, under certain circumstances, Rights will be issued with respect to shares of Common Stock issued or transferred by the Company after the Distribution Date.

Rights Initially Attached to and Trade with Common Stock


     Until the earlier of the Distribution Date or the date the Rights are redeemed or expire, (a) the Rights will be evidenced by Common Stock certificates and no separate Rights Certificates will be distributed, (b) the Rights will be transferable only in connection with the transfer of the underlying shares of Common Stock, (c) the surrender for transfer of any Common Stock certificate (with or without a copy of this Summary of Rights attached thereto) will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate and (d) new Common Stock certificates issued after July 27, 1998 will contain a notation incorporating the Rights Agreement by reference. Stockholders will not be required to take any action in connection with the initial distribution of Rights on July 27, 1998.

When Rights Separate from Common Stock and Become Exercisable


     The Rights will separate from the Common Stock and become exercisable on the Distribution Date, which will occur upon the earlier of (i) the date of a public announcement or a public disclosure of facts by the Company or any Person (as defined in the Rights Agreement) that such Person has become an "Acquiring Person" (as defined below) and (ii) 10 business days (or such later date as the Board shall determine prior to such time as there is an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer, the consummation of which would result in a Person becoming an Acquiring Person, with certain exceptions specified in the Rights Agreement. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will represent the Rights. The Rights are not exercisable until the Distribution Date.

     Under the Rights Agreement, an Acquiring Person is a Person who, together with all affiliates and associates of such Person, and without the prior written approval of the Company, is the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock of the Company, subject to a number of exceptions set forth in the Rights Agreement. The Rights Agreement exempts certain persons from the definition of "Acquiring Person," including the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary, and certain persons or entities organized, appointed or established pursuant to the terms of any such plan. Under the Rights Agreement, a Person shall not be an Acquiring Person if such Person acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock pursuant to Qualifying Offer, which is a cash tender offer for all of the outstanding shares of Common Stock which meets certain conditions specified in the Rights Agreement. The Rights Agreement contains exceptions for Persons who inadvertently become Acquiring Persons or who become Beneficial Owners of 15% or more of the outstanding Common Stock as a result of repurchases of stock by the Company, if certain conditions are satisfied.

Adjustment of Rights Upon Occurrence of a Triggering Event


     In the event that a Person becomes an Acquiring Person, each holder of a Right (except the Acquiring Person and certain other persons as described below) will no longer have the right to purchase Units of Preferred Stock, but instead will thereafter have the right to receive, upon exercise of the Right, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Value (as defined in the Rights Agreement) equal to two times the then current exercise price of the Right. For example, at a Purchase Price of $50 per Right, each Right not owned by an Acquiring Person (except as provided below) would entitle its holder to purchase $ 100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock has a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $50. Once a Person becomes an Acquiring Person, all Rights that are, or under certain circumstances were, beneficially owned by such Acquiring Person (or certain related parties) will be null and void.

     In the event that, at any time after a Person becomes an Acquiring Person,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows a Qualifying Offer and satisfies certain other requirements), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the then current Purchase Price of the Right.

     The events set forth in this paragraph and in the preceding paragraph which allow Rights to be exercised are referred to as "Triggering Events."

Exchange of Rights


     At any time after any Person becomes an Acquiring Person, the Board of Directors of the Company may, at its option, exchange the Rights (except Rights which previously have been voided as set forth above), in whole or in part, at an exchange ratio of one share of Common Stock for each Right, subject to adjustment for any stock split, stock dividend or similar transaction occurring after July 14, 1998. The Board of Directors may not cause the exchange after any person (except an exempt person) and that person's affiliates and associates acquires at least 50% of the then outstanding shares of Common Stock.



Redemption of Rights


     At any time prior to any Person becoming an Acquiring Person, the Company may order that all Rights be redeemed at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors), subject to adjustment for any stock split, stock dividend or similar transaction occurring after July 14, 1998 (the "Redemption Price"). Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the holders of the Rights will only be entitled to receive the Redemption Price for each Right so held.


Amendment of Rights


     For so long as the Rights are redeemable, the Company may amend the Rights in any manner. After the Rights are no longer redeemable, neither the Redemption Price nor the Final Expiration Date may be changed, and the Agreement may not otherwise be amended or supplemented in any manner which would change the terms of the Rights so as to affect them adversely and/or adversely affect the interests of the holders of the Rights.

Terms of Preferred Stock


     Each Unit of Preferred Stock (consisting of one one-hundredth of a share of Preferred Stock) that is issuable upon exercise of the Rights after the Distribution Date and prior to the occurrence of a Triggering Event is intended to have approximately the same economic rights and voting power as a share of Common Stock, and the value of a Unit of Preferred Stock should approximate the value of one share of Common Stock. Each share of Preferred Stock will be entitled to dividend payments equal to 100 times the aggregate per share amount of all dividends (other than a dividend payable in Common Stock) declared per share of Common Stock. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to the greater of (a) a minimum preferential liquidation payment of $100 per share, plus accrued dividends, or (b) 100 times the aggregate amount to be distributed per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with, and on the same matters as, the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions. Shares of Preferred Stock are not redeemable. Pursuant to the Rights Agreement, the Company reserves the right to require, prior to the occurrence of a Triggering Event, that upon any exercise of Rights a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

Adjustment of Rights and Securities Upon Certain Events


     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, or (ii) upon the distribution to holders of the Preferred Stock of certain rights, options, warrants, evidences of indebtedness or assets (excluding regular quarterly cash dividends). No adjustment in the Purchase Price will be required until cumulative adjustments amount to at least I% of the Purchase Price. The Company is not required to issue fractional Units; in lieu thereof, the Company may pay cash for such fractional Units based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     The number of outstanding Rights attached to each share of Common Stock and the number of Units of Preferred Stock purchasable upon exercise of a Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or a subdivision or combination of the shares of Common Stock, occurring prior to the Distribution Date.

Rights Holder Not a Stockholder


     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right
to vote or to receive dividends.  The   holders of Rights will be able to vote
and receive dividends on the Common Stock that they hold.

Tax Consequences


     While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders might, depending upon the circumstances, realize taxable income in the event that the Rights become severable from the Common Stock and will likely realize taxable income in the event such Rights become exercisable for common stock of the acquiring company as set forth above or are exchanged as provided above.

Expiration of Rights


     The Rights will expire at the close of business on July 14, 2008, unless the Company redeems or exchanges the Rights prior to such date, in each case as described above.

Number of Rights to be Outstanding


     As of March 4, 1999, there were 13,000,000 shares of Common Stock authorized and approximately 3,932,372 shares issued and outstanding.
Additional shares have been reserved for issuance pursuant to employee benefit plans. Each share of Common Stock outstanding at the close of business July 27, 1998 received one Right. Rights will also be issued with respect to shares of Common Stock issued or transferred by the Company after July 27, 1998 and prior to the Distribution Date, and, under certain circumstances, Rights will be issued with respect to shares of Common Stock issued or transferred by the Company after the Distribution Date.

Rights Agreement


     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, filed herewith as Exhibit 1, which is incorporated herein by reference.

 ITEM 2. EXHIBITS.

     The following exhibit is filed as a part of this Registration Statement:

      1. First Amended and Restated Rights Agreement dated as of March 4, 1999, between TransFinancial Holdings, Inc. and UMB Bank, N.A., as Rights Agent, which includes as Exhibit A, the Certificate of Designations Preferences and Rights of Series A Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock.





                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   TRANSFINANCIAL HOLDINGS, INC.


Date: March 5, 1999                 By:    /s/Timothy P. O'Neil


                                             Timothy P. O'Neil
                                              President